UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 333-40799

(Check one)
|_| Form 10-K and Form 10-KSB |_| Form 11-K |_| Form 20-F |X| Form 10-Q and Form 10-QSB |_| Form N-SAR

                       For Period Ended: December 31, 2004

               |_| Transition Report on Form 10-K and Form 10-KSB

                       |_| Transition Report on Form 20-F

                       |_| Transition Report on Form 11-K

               |_| Transition Report on Form 10-Q and Form 10-QSB

                       |_| Transition Report on Form N-SAR

                          For Transition Period Ended:

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

Full Name of Registrant: Delek Resources, Inc.

Former Name if Applicable: ____________________________________

Address of Principal Executive Office (Street and Number): 1224 Washington
Avenue.

City, State and Zip Code: Miami Beach, Florida 33339

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

      Registrant has been unable to complete its Form 10-QSB for the quarter ended December 31, 2004, within the prescribed time because of delays in completing the preparation of its financial statements and its management discussion and analysis. Such delays are primarily due to Registrant's management's dedication of such management's time to business matters and in pending transactions. This has taken a significant amount of management's time away from the preparation of the Form 10-QSB and delayed the preparation of the unaudited financial statements for the quarter ended December 31, 2004,

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Joseph I. Emas                                 (305)          531-1174
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(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

      |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

      |_| Yes |X| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            THE HAVANA REPUBLIC, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  February 14, 2005               By: /s/ Leonard Sternheim
                                          --------------------------------------
                                          Leonard Sternheim, President
                                          and  Authorized Signatory

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative authority to sign on behalf of the registrant shall be filed with the form.